UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR

☐	For the transition period from to .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

RadiSys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

REQUIRED INFORMATION

ITEM 4.

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
RadiSys Corporation
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon
June 28, 2007

RadiSys Corporation
401 (k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Assets
Investments, at fair value
Registered investment companies	$31,471,872	$27,346,996
Collective trust funds	6,641,151	5,586,983
RadiSys Corporation common stock	222,456	569,979
Self-directed brokerage accounts	129,189	116,189
Money market funds	12,318	10,556
Investments, at cost
Participant loans	443,467	409,779
Total investments	38,920,453	34,040,482
Employer contribution receivable	30,393	52,031
Other contribution receivable	—	16,925
Total Assets	38,950,846	34,109,438

Liabilities
Excess Contributions to be refunded	—	29,458
Total Liabilities	—	29,458

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,747	735

Net assets available for benefits	$38,954,593	$34,080,715

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Additions
Investment income
Net appreciation in fair value of investments	$2,419,338	$1,581,749
Dividends and interest	1,805,140	782,043
Total investment income	4,224,478	2,363,792
Contributions
Participants	2,928,287	2,457,785
Employer	881,814	796,794
Rollovers	172,940	124,108
Other	3,157	16,925
Total contributions	3,986,198	3,395,612
Total additions	8,210,676	5,759,404

Deductions
Benefit payments	(3,336,591)	(4,356,343)
Administrative expenses	(207)	(258)
Total deductions	(3,336,798)	(4,356,601)

Net increase	4,873,878	1,402,803
Net assets available for benefits
Beginning of year	34,080,715	32,677,912
End of year	$38,954,593	$34,080,715

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1. Description of the Plan

The following brief description of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution plan established by RadiSys Corporation (the “Company”) on January 1, 1989 under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of a trust agreement between the Company and Mercer Trust Company (the “Trustee”), all investments of the Plan are held in trust by the Trustee. Effective January 1, 2005, the Plan changed trustees from Putnam Fiduciary Trust Company to Mercer Trust Company. Certain accounting and other administrative services for the Plan are performed by Mercer HR Services. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation, up to an annual maximum of $10,000. Participants who have attained the age of 50 before the close of the Plan year can make additional pretax contributions known as “catch up” contributions, subject to maximums allowed by the IRC guidelines. Participants may also rollover amounts from other qualified defined contribution plans. The employer will make matching contributions equal to a percentage of the amount of the salary deferral, as defined in the Plan Document. Participants direct the investment of their contributions into various investment options available within the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or disability.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Forfeitures

If a participant terminates before becoming fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company’s matching contributions. At December 31, 2005 forfeited non-vested accounts available to reduce employer contributions totaled $24,030 and during 2005 no forfeited non-vested contributions were used to reduce employer contributions. At December 31, 2006 there were no forfeited non-vested accounts available to reduce employer contributions and during 2006 approximately $38,500 in forfeitures were used to reduce employer contributions.

Payments of Benefits

The participant’s vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation, discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan’s administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments, except for the Putnam Stable Value Fund and participant loans, are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. The Putnam Stable Value Fund is recorded at contract value. Participant loans are carried at cost which approximates fair value. Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sales price on the valuation date or, if no sales are reported for that day, the last published sale price. The self-directed brokerage account allows participants to invest in investment holdings of their choice.

The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts and is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals, and administrative expenses. The average yield to maturity and crediting interest rate was approximately 4.6% and 4.7% at December 31, 2006 and 2005, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments included in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides for investments that are exposed to various risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits and, therefore, participants’ account balances.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

	2006	2005
Registered investment companies
Artisan Mid Cap Fund	$3,665,127	$3,621,327
Putnam Asset Allocation Growth Portfolio	4,081,129	3,185,454
Putnam International Equity Fund	2,123,858	*
Growth Fund of America	3,480,136	3,129,841
Weitz Partners Value Fund	2,114,379	2,309,596
Neuberger & Berman Genesis Trust	3,185,391	3,291,129
Allianz RCM Global Technology Fund	1,980,233	1,980,393
Collective trust funds
Putnam Stable Value Fund	2,950,254	2,623,336
Putnam S&P 500 Index Fund	3,694,644	2,964,382

* Accounted for less than 5% of total net assets for the period.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2006	2005
Registered investment companies	$1,858,384	$1,552,537
Collective trust funds	464,028	135,627
RadiSys Corporation common stock	88,720	(114,154)
Self-directed brokerage accounts	8,206	7,739
	$2,419,338	$1,581,749

4. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006.

5. Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam Investments (“Putnam”). Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for investment management services amounted to $207 and $258 for the years ended December 31, 2006 and 2005, respectively.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	$38,954,593	$34,080,715
Excess contribution refunds	—	29,458
Deemed distribution of participant loans	(63,573)	(69,313)
Net difference in contributions receivable	—	(22,222)
Net assets available for benefits per Form 5500	$38,891,020	$34,018,638

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net increase in net assets per the financial statements	$4,873,878
Excess contribution refunds:
For the year ended December 31, 2006	—
For the year ended December 31, 2005	(29,458)
Net change in deemed distributions of participant loans	5,740
Net difference in contributions receivable:
For the year ended December 31, 2005	22,222
Net increase in net assets per Form 5500	$4,872,382

Supplemental Schedule

RadiSys Corporation
401 (k) Savings Plan
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2006
Schedule I
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
	Artisan Mid Cap Fund	Registered investment company		$3,665,127
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		4,081,129
	Growth Fund of America	Registered investment company		3,480,136
	Weitz Partners Value Fund	Registered investment company		2,114,379
	PIMCO Total Return Fund	Registered investment company		1,583,772
	Neuberger& Berman Genesis Trust	Registered investment company		3,185,391
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,572,295
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		1,904,185
*	Putnam International Equity Fund	Registered investment company		2,123,858
	Dodge & Cox Balanced Fund	Registered investment company		1,788,430
	Janus Balanced Fund	Registered investment company		1,093,271
	Franklin Templeton Small Cap Fund	Registered investment company		625,656
	Harbor International Fund	Registered investment company		1,783,508
	Allianz NFJ Large Cap Value Fund	Registered investment company		490,502
	Allianz RCM Global Technology Fund	Registered investment company		1,980,233
				31,471,872
*	Putnam Money Market Fund	Money market fund		12,318
*	Putnam Stable Value Fund	Collective trust fund		2,950,254
*	Putnam S&P 500 Index Fund	Collective trust fund		3,694,644
				6,644,898
*	RadiSys Corporation	Common stock		222,456
	HarrisDirect Securities Account	Self-directed brokerage accounts		129,189
*	Participant loans	6.0% - 11.0%, maturities ranging from 2007 - 2018		443,467
				$38,924,200
____________________
*	Party-in-interest.

(1)	Cost information has been omitted for participant directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadiSys Corporation 401(k) Savings Plan
(Name of Plan)

Dated: June 28, 2007	By:	/s/ Brian J. Bronson
Brian J. Bronson
Plan Trustee

Exhibit Index

Exhibit No.	Description
23.1	Consent of KPMG LLP, independent registered public accounting firm.